==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           CROWN MEDIA HOLDINGS, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   228411 10 4
            --------------------------------------------------------
                                 (CUSIP Number)

                            JUDITH C. WHITTAKER, ESQ.
                                    SECRETARY
                           CROWN MEDIA HOLDINGS, INC.
                                 DEPARTMENT 339
                                   2501 MCGEE
                           KANSAS CITY, MISSOURI 64108
                                 (816) 274-5583
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   MAY 9, 2000
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.


 ==============================================================================




                               Page 1 of 58 Pages

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 228411 10 4                                   Page 2 of 58 Pages

-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    HALLMARK CARDS, INCORPORATED
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC, OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    MISSOURI
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              160,400 SHARES OF CLASS A COMMON STOCK
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             30,670,422 SHARES OF CLASS A COMMON STOCK (1)
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 160,400 SHARES OF CLASS A COMMON STOCK
              ------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             30,670,422 SHARES OF CLASS A COMMON STOCK (1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,830,822 SHARES OF CLASS A COMMON STOCK (1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
                    51.4% (2)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------


(1) Includes 30,670,422 shares of Class B common stock, par value $0.01 per share, of Crown Media Holdings, Inc., which are convertible at the option of the holder into an equivalent number of shares of Class A common stock.

(2) Assuming conversion of the shares of Class B common stock included in the response to Item 11.




                               Page 2 of 58 Pages

-----------------------------                            -----------------------

   CUSIP No. 228411 10 4                                   Page 3 of 58 Pages

-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    HALLMARK ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              -0-
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             30,670,422 SHARES OF CLASS A COMMON STOCK (1)
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 -0-
              ------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             30,670,422 SHARES OF CLASS A COMMON STOCK (1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,670,422 SHARES OF CLASS A COMMON STOCK (1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
                    51.1% (2)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------


(1) Includes 30,670,422 shares of Class B common stock, par value $0.01 per share, of Crown Media Holdings, Inc., which are convertible at the option of the holder into an equivalent number of shares of Class A common stock.

(2) Assuming conversion of the shares of Class B common stock included in the response to Item 11.




                               Page 3 of 58 Pages

ITEM 1.     SECURITY AND ISSUER.

      This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6430 S. Fiddlers Green Circle, Suite 500, Englewood, Colorado 80111.

      Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13D also relates to the shares of Class A Common Stock issuable upon conversion of shares of Class B common stock, par value $0.01 per share ("Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock") of the Issuer. Holders of Class A Common Stock are entitled to one vote for each share held, and holders of Class B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c) and (f): Hallmark Cards, Incorporated ("Hallmark Cards"), a Missouri Corporation, has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. Hallmark Cards' principal business is the manufacturing of greeting cards. Hallmark Entertainment, Inc. ("Hallmark Entertainment"), a Delaware corporation and a wholly owned subsidiary of Hallmark Cards, has its principal executive office at 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. Hallmark Entertainment's principal business is the production of made-for-television movies, miniseries and series. Hallmark Cards and Hallmark Entertainment are referred to herein as the Reporting Persons.

      (d) and (e): The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Hallmark Cards and Hallmark Entertainment is set forth in Schedule I hereto and is incorporated herein by reference.

      During the last five years, none of Hallmark Cards, Hallmark Entertainment, nor, to the knowledge of Hallmark Cards and Hallmark Entertainment, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Hallmark Entertainment acquired 30,670,422 shares of Class B Common Stock on May 9, 2000 (the "Closing Date") from the Issuer in exchange for its interest in Crown Media, Inc. pursuant to a Contribution Agreement dated as of January 27, 2000 (the "Contribution Agreement") by and among the Issuer, Hallmark Entertainment, Crown Media, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc. and Chase Equity Associates, L.P. A copy of the Contribution Agreement is filed as an Exhibit hereto and is incorporated by reference.




                               Page 4 of 58 Pages

      On the Closing Date, Hallmark Cards purchased 160,400 shares of Class A Common Stock in the initial public offering of the Issuer (the "IPO") for an aggregate purchase price of $2,245,600. Such purchase price for the Class A Common Stock was obtained from the working capital of Hallmark Cards.

ITEM 4.     PURPOSE OF TRANSACTION.

      Prior to the consummation of the transactions contemplated by the Contribution Agreement, (i) Hallmark Entertainment owned 88.9% of the equity interest in Crown Media, Inc. ("CMI"), which owned a 22.5% common equity interest in Odyssey Holdings, L.L.C. ("Odyssey"), (ii) Chase Equity Associates, L.P. owned the remaining 11.1% equity interest in CMI, (iii) National Interfaith Cable Coalition, Inc. owned a 22.5% common equity interest in Odyssey, and (iv) Liberty Media Corporation indirectly owned a 32.5% common equity interest in Odyssey. The purpose of the transactions contemplated by the Contribution Agreement, which occurred simultaneously with the closing of the IPO, was to reorganize the foregoing interests in CMI and Odyssey under the Issuer in exchange for shares of Common Stock and to facilitate the IPO. As a result of the reorganization, Hallmark Entertainment owns all of the outstanding shares of Class B Common Stock, which represent over 90% of the voting power of the outstanding shares of Common Stock. Accordingly, Hallmark Entertainment controls the Issuer, subject to the terms of the Stockholders Agreement described in Item 6 below. Hallmark Cards acquired the shares of Class A Common Stock in the IPO for investment purposes. Except as set forth herein and as contemplated by the Stockholders Agreement, Hallmark Cards and Hallmark Entertainment have no plans or proposals which relate to or would result in:

      (a) the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any material change in the Issuer's business or corporate structure;

      (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;




                               Page 5 of 58 Pages

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) any action similar to the foregoing.

      Notwithstanding the foregoing, Hallmark Cards and Hallmark Entertainment may determine to change their plans or proposals with respect to the Issuer at any time in the future. In reaching any conclusion as to their future course of action, Hallmark Cards and Hallmark Entertainment will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Hallmark Cards and Hallmark Entertainment, developments with respect to the business of Hallmark Cards and Hallmark Entertainment, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. Hallmark Cards and Hallmark Entertainment reserve the right, based on all relevant factors, to acquire additional shares of the Common Stock or, subject to the terms of the Stockholders Agreement, the lock-up agreement described in Item 6 and restrictions under applicable securities laws, dispose of shares of Common Stock.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

      (a)-(b): Hallmark Entertainment owns 30,670,422 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock, representing beneficial ownership of 51.1% of the shares of Class A Common Stock that would be outstanding upon conversion of the Class B Common Stock. Hallmark Entertainment shares voting and dispositive power over such shares with Hallmark Cards. Hallmark Entertainment acquired all of its shares of Class B Common Stock from the Issuer on May 9, 2000 in exchange for all of its interests in CMI pursuant to the Contribution Agreement. Hallmark Cards also owns 160,400 shares of Class A Common Stock as to which Hallmark Cards has sole voting and dispositive power. Hallmark Cards acquired its shares of Class A Common Stock on May 9, 2000 at the time of the closing of the IPO at a price per share of $14.

      The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards and Hallmark Entertainment is set forth in
Schedule II hereto and is incorporated herein by reference.

      (c): Except as described in Item 3 and Schedule II hereof, neither Hallmark Cards nor Hallmark Entertainment, nor, to the best knowledge of Hallmark Cards and Hallmark Entertainment, any of its directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

      (d):  None

      (e):  Not applicable.




                               Page 6 of 58 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In connection with the Contribution Agreement, the Issuer entered into a Stockholders Agreement dated as of the Closing Date (the "Stockholders Agreement") with Hallmark Entertainment, Liberty Media Corporation, VISN Management Corp. and Chase Equity Associates L.P. The Stockholders Agreement provides that the Issuer's Board of Directors will consist of not less than 11 directors, with six nominated by Hallmark Entertainment, one nominated by each of Liberty Media Corporation, VISN Management Corp. and Chase Equity Associates, L.P. and two independent directors who will not be officers or employees of any of the parties or their affiliates nominated by the Board of Directors. The rights of the parties to nominate a director will terminate on the later of (1) such party owning less than 5% of the Common Stock then outstanding or (2) such party ceasing to own at least 75% of the Common Stock such party owns immediately following the completion of the IPO.

      The Stockholders Agreement also provides that the Issuer will not enter into any material transactions, except for specified transactions, with any of the other parties or their affiliates involving an aggregate value of (1) $35.0 million or less, unless such transactions are approved by a majority of the independent directors and (2) more than $35.0 million, unless such transactions are approved by a majority of the members of the Board of Directors not nominated by the interested party.

      The parties to the Stockholders Agreement agree not to transfer any shares of the Common Stock until after 180 days from the completion of the IPO. They also agree not to transfer more than 25% of the Common Stock owned by them immediately following the IPO until after the second anniversary of the Stockholders Agreement, except to their affiliates, another party to the Stockholder Agreement or their affiliates, to their executives under a stock-based compensation package, or in a transaction involving a merger, consolidation or business combination with, or sale of all of our common stock to, a third party that is not affiliated with the Issuer.

      In addition, the Stockholders Agreement provides that, in the event Hallmark Entertainment proposes to transfer 20% or more of the outstanding Common Stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares. The Stockholders Agreement also provides that if the Issuer issues for cash an amount of the Common Stock, in either a public offering or private transaction, that causes Liberty Media Corporation and its affiliates to own, in the aggregate, less than 10% of the outstanding Common Stock, Liberty Media Corporation will have the right to purchase, at such public offering price or the average closing price of the Class A Common Stock over a five-day period prior to the closing of such private transaction, as applicable, an amount of the Class A Common Stock so as to restore its 10% ownership interest. Liberty Media Corporation must exercise such right not less than seven days prior to the closing of such issuance.

      Under the Stockholders Agreement, Hallmark Entertainment has the right to require the Issuer on four occasions, and the other parties, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Common Stock they hold, so long as the




                               Page 7 of 58 Pages
number of shares they require the Issuer to register in each case is at least 7% of the Common Stock then outstanding. Hallmark Entertainment and the other parties also have an unlimited number of "piggy back" registration rights.

      The Stockholders Agreement also provides that the Issuer will be obligated to pay all expenses that result from the registration of Hallmark Entertainment's and the other parties' Common Stock under the Stockholders Agreement, other than registration and filing fees, attorneys fees for the selling stockholders, underwriter fees or expenses and underwriting discounts and commissions. The Issuer also agreed to indemnify such parties against any liabilities that may result from their sale of Common Stock, including Securities Act liabilities.

      Under the Stockholders Agreement, the Issuer also agreed that, for so long as the Issuer or any of its affiliates are entitled to have a representative on the Odyssey governance committee, and VISN Management Corp. and its affiliates either (a) are entitled to nominate to, or designate a member of, our Board of Directors or (b) beneficially own any preferred interests in Odyssey Holdings, then neither the Issuer nor any of its affiliates will, without the consent of the member of the Issuer's Board of Directors nominated by VISN Management Corp. or a representative of the National Interfaith Cable Coalition, Inc., vote in favor of:

      o any specified change in, or action described in, the Odyssey amended and restated company agreement that relates to VISN Management Corp.'s preferred interest in Odyssey or that relates to VISN Management Corp.'s rights to programming on the Odyssey Network or its programming budget;

      o  any repayment or redemption of specified equity interests in Odyssey;

      o any transfer of all of Odyssey's assets or any business combination involving Odyssey where Odyssey is not the surviving entity, unless the transferee assumes specified obligations under the Odyssey amended and restated company agreement until the later of the fifth anniversary of this offering or the second anniversary of the transfer or business combination;

      o the dissolution of Odyssey, except in connection with a complete liquidation;

      o any transfer of all of Odyssey's assets to, or any business combination involving Odyssey's with, the Issuer or any of its affiliates, or any other material transaction with the Issuer or any of its affiliates, unless the Issuer comply with specified restrictions relating to any financial benefit the Issuer receives from the transaction that is more than what the Issuer would have received had the transaction been on an arm's-length basis or on commercially reasonable terms;

      o any transfer of all of Odyssey's assets or any business combination involving Odyssey where Odyssey is not the surviving entity, prior to the second anniversary of this offering; or

      o any amendment to Odyssey's amended and restated company agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of




                               Page 8 of 58 Pages
         the actions listed in the above bullet points.

      The Issuer also agreed under the Stockholders Agreement not to transfer any of its interest in Odyssey prior to the second anniversary of the IPO without the consent of the VISN Management Corp. or the National Interfaith Cable Coalition, Inc. In addition, the Issuer agreed not to transfer any of its interests in Odyssey after the second anniversary of the IPO unless the transfer is conditioned on the requirement that the transferee assume the Issuer's obligations described above. Under the terms of the Stockholders Agreement, the transferee's obligations will generally expire on the later of (1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VISN Management Corp.'s preferred interest in Odyssey, except that the obligations of the transferee will expire upon dissolution of Odyssey.

      The foregoing summary is qualified in its entirety by reference to the text of the Stockholders Agreement which is filed as an Exhibit hereto and hereby incorporated by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      See Exhibit Index on page 14.



                               Page 9 of 58 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


 Dated:  May 19, 2000               HALLMARK CARDS, INCORPORATED


                                    By:   /s/ Judith Whittaker
                                        -----------------------------------
                                    Name:   Judith Whittaker
                                    Title:  Executive Vice President,
                                            General Counsel



                                    HALLMARK ENTERTAINMENT, INC.


                                    By:   /s/ Judith Whittaker
                                        -----------------------------------
                                    Name:   Judith Whittaker
                                    Title:  Vice President









                              Page 10 of 58 Pages

                                   SCHEDULE I
                                   ----------

      The name and present principal occupation of each director and executive officer of Hallmark Cards, Incorporated and Hallmark Entertainment, Inc. are set forth below. The business address for the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for the directors and executive officers of Hallmark Entertainment, Inc. is c/o Hallmark Entertainment, Inc., 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. All the directors and executive officers listed on this Schedule I are United States citizens.

                          HALLMARK CARDS, INCORPORATED
                          ----------------------------


Name                      Title
----                      -----

Donald J. Hall            Director; Chairman of the Board

Irvine O. Hockaday        Director; President and Chief Executive Officer

Donald J. Hall, Jr.       Director; Vice-Chairman/Executive Vice
                          President-Strat. and Dev.

John F. Akers             Director; Retired Chairman and CEO of IBM, Inc.

Timm F. Crull             Director; Retired Chairman and CEO of Nestle USA, Inc.

Nancye L. Green           Director; President, Donovan & Green

David E. Hall             Director; President, The Nashville Network

John P. Mascotte          Director; President and CEO of Blue Cross and Blue
                          Shield of Kansas City, Inc.

William D. Perez          Director; President and CEO of S.C. Johnson & Son,
                          Inc.

Donald H. Fletcher        President - Hallmark North America

Robert J. Druten          Executive Vice President - Administration & Chief
                          Financial Officer

Judith C. Whittaker       Executive Vice President - General Counsel & Secretary

William P. Lucas          President, Crown Center Redevelopment Corporation

Keith Alm                 President, Hallmark International

E. Bruce McKinney         Treasurer




                              Page 11 of 58 Pages

                          HALLMARK ENTERTAINMENT, INC.
                          ----------------------------


Name                      Title
----                      -----

Robert Halmi, Sr.         Director; Chairman of the Board

Robert A. Halmi, Jr.      Director; President and Chief Executive Officer

Donald J. Hall Jr.        Director; Chairman of Hallmark Cards

Irvine O. Hockaday, Jr.   Director; President and CEO of Hallmark Cards

Robert J. Druten          Director; Vice President and CFO of Hallmark Cards

Morton I. Sosland         Director; Chairman, Sosland Publishing Company

John P. Mascotte          Director; President and CEO of Blue Cross and Blue
                          Shield of Kansas City, Inc.

Peter von Gal             Chief Operating Officer

William J. Aliber         Executive Vice President, Chief Financial Officer

David V. Picker           President--Worldwide Production

Judith C. Whittaker       Vice President and Secretary

E. Bruce McKinney         Treasurer




                             Page 12 of 58 Pages

                                   SCHEDULE II
                                   -----------

      To the knowledge of Hallmark Cards and Hallmark Entertainment, listed below are the names of their executive officers and directors who beneficially own Common Stock of the Issuer, along with the number of shares each such person beneficially owns. To the knowledge of Hallmark Cards and Hallmark Entertainment, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of Hallmark Cards and Hallmark Entertainment, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding. Except as otherwise noted, each person acquired his/her shares of Class A Common Stock on May 9, 2000 at the time of the closing of the IPO at a price per share of $14.


Name                               Number of Shares of Class A Common Stock
----                               ----------------------------------------
Donald J. Hall, Jr.                2,000

Irvine O. Hockaday, Jr.            20,000

Timm F. Crull                      20,000

Nancye L. Green                    10,000

David E. Hall                      2,500

John F. Akers                      5,000

William D. Perez                   2,400

Donald H. Fletcher                 1,000

Robert J. Druten                   7,000

Keith Alm                          1,000

Morton I. Sosland                  5,000

Peter von Gal                      1,500

David V. Picker                    200

Robert A. Halmi, Jr.               175,000

John P. Mascotte                   17,800 (1)

William J. Aliber                  103,500 (2)


--------------------------------
(1) Mr. Mascotte acquired 10,000 shares of Class A Common Stock on May 9, 2000 at the time of the closing of the IPO at a price per share of $14. On the same date, the Issuer granted a stock option for 7,800 shares of Class A Common Stock to Mr. Mascotte, who is a director of the Issuer, at an exercise price of $14 per share. One-half of the grant became immediately exercisable on the date of grant, and the other half of the stock option becomes exercisable on the one-year anniversary of the date of grant.

(2) Mr. Aliber acquired 3,500 shares of Class A Common Stock on May 9, 2000 at the time of the closing of the IPO at a price per share of $14. On April 10, 2000, the Issuer granted a stock option for 100,000 shares of Class A Common Stock to Mr. Aliber, who is an Executive Vice President and Chief Financial Officer of the Issuer, at an exercise price of $14 per share. The options vest and become exercisable in five equal annual installments on April 10, 2001, 2002, 2003, 2004 and 2005.





                              Page 13 of 58 Pages

                                 Exhibit Index
                                 -------------


Exhibit             Description                     Consecutively Numbered Pages
------              -----------                     ----------------------------

2.1       Contribution Agreement, dated as of
          January 27, 2000, by and among
          Hallmark Entertainment, Inc., Crown
          Media, Inc., Liberty Media Corporation,
          Vision Group Incorporated, VISN
          Management Corp., National Interfaith
          Cable Coalition, Inc., Chase Equity
          Associates, L.P. and Crown Media Holdings,
          Inc. (incorporated by reference to
          Exhibit 2.1 to Amendment No. 1 to the
          Registration Statement on Form S-1 of
          Crown Media Holdings, Inc., as amended
          (File No. 333-95573) filed on March 10,
          2000.

10.1      Stockholders Agreement, dated as of               15 - 57
          May 9, 2000, by and among Crown
          Media Holdings, Inc., Hallmark
          Entertainment, Inc., Liberty Media
          Corporation, VISN Management Corp.
          and Chase Equity Associates, L.P.

99.1      Joint Filing Agreement, dated as of                  58
          May 19, 2000, by and between Hallmark
          Cards, Incorporated and Hallmark
          Entertainment, Inc.







                              Page 14 of 58 Pages